1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date June 18, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

RESOLUTIONS PASSED AT THE 2006 ANNUAL GENERAL MEETING

AND

DISTRIBUTION OF DIVIDENDS

The AGM of the Company was held in the morning of 15th June, 2007. All the resolutions set out in the Notice of AGM dated 26th April, 2007 were duly passed at the AGM.

The Company will distribute a final dividend of RMB0.200 per share (including tax) for the year ended 31st December 2006 to all of its shareholders.

The Annual General Meeting of Yanzhou Coal Mining Company Limited (“the Company”) for the year 2006 (the “AGM”) was convened by the Company on 15th June, 2007 and all the resolutions set out in the Notice of AGM dated 26th April, 2007 were duly passed at the AGM. The convening of the AGM and all resolutions passed at the AGM were proceeded in compliance with the Company Law of the People’s Republic of China (“PRC”) and the relevant laws and regulations and the requirements of the articles of association of the Company (“Articles of Association”).

I.	Convening and attendance of the meeting

(1)	Convening of the meeting

1.	Time: 8.30a.m. on 15th June, 2007

2.	Venue: Conference Room of the Company at 298 South Fushan Road, Zoucheng, Shandong Province, PRC

3.	Method: Voting by poll

4.	Convened by: The board of directors (“the Board”) of the Company

5.	Chairman: Wang Xin, Chairman of the Board

(2)	Attendance of the meeting

6 shareholders and proxies attended the AGM, representing 3,634,281,484 shares carrying voting rights or 73.89% of the total issued share capital of the Company, which was in compliance with the relevant legal requirements. Among which, 2,600,000,000 shares were domestic tradable shares subject to trading moratorium, 151,235 shares were domestic unconditional tradable shares and 1,034,130,249 shares were H shares.

II.	Consideration of Resolutions

The following resolutions have been discussed and passed at the AGM by way of poll:

As ordinary resolutions:

1.	the working report of the Board for the year ended 31st December 2006 was approved;

2.	the working report of the supervisory committee of the Company for the year ended 31st December 2006 was approved;

3.	the audited financial statements of the Company as at and for the year ended 31st December 2006 were approved;

4.	the 2006 proposed profit distribution plan of the Company was approved and the Board was authorized to distribute such dividends to the shareholders of the Company;

The Company’s proposed profit distribution plan for the year 2006 is: The Company distributes a cash dividend of RMB0.200 per share (including tax) to all of its shareholders, totaling RMB983,700,000 (including tax) for the year 2006. This includes: a cash dividend of RMB0.120 per share (including tax), totaling RMB590,200,000 (including tax), in accordance to its usual dividend policy; and a special cash dividend of RMB0.080 per share (including tax), totaling RMB393,500,000 (including tax).

5.	the remuneration of the directors and supervisors of the Company for the year ending 31st December 2007 was determined;

6.	the reappointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. as the Company’s international and domestic auditors respectively for the year 2007 (whose term last until the next annual general meeting) and their remuneration was determined;

As Special Resolutions:

7.	the resolution on amendments to the Company’s business scope and the Articles of Association was approved, and the Board was authorized to do all such things as necessary in connection with such amendments;

Original Article 12(2) of the Articles of Association:

“The business scope of the Company includes: mining, selection and the sale of coal; transportation of cargo; the production, sale and leasing of machineries, parts and electronic products; the sale of metallic materials, chemical products, construction materials, timber, flammable materials, grease and rubber products; the production and sale of other mining materials; the production and sale of knitted products; composition of mining, science and technological services; property development within the mining areas; the provision of dining, accommodation and tourist services; the storage and discharge of coals at sea ports; the provision of inland water transports; the provision of commodity logistics services; the provision of ships repairing work; and production and sale of coal residual stones as construction materials.”

is proposed to be amended as:

“The business scope of the company includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacture, sale, lease and repair of relevant mining equipments; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials.”

8.	the Board was authorized, in compliance with the PRC Company Law and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained, to determine whether to issue additional H shares in the Relevant Period in accordance with the market circumstances and the need of the Company, provided that the number of additional H shares should not exceed 20 percent of the number of H shares already issued as at the date of this resolution, and to make or grant offers, agreements or options in respect thereof.

The Board was authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company when new shares are issued.

for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	from the passing of this resolution at this AGM, till the end of the next annual general meeting of the Company;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

The Company’s independent directors, namely Pu Hongjiu, Cui Jianmin, Wang Xiaojun, Wang Quanxi, tendered a working report of the independent directors for the year ended 31st December 2006 at the AGM and reported the carrying out of their duties in 2006.

Hong Kong Registrars Limited has entrusted King & Wood, PRC; lawyers (“King & Wood”) as scrutineer for the purpose of vote-taking at the AGM.

III.	Presence of lawyer

The Company has entrusted King & Wood to witness the relevant matters at the AGM. King & Wood accepted the entrustment and sent Ms. Tang Lizi to attend the AGM. King & Wood issued a legal opinion concluding that matters such as convening and the procedures for holding and polling of the AGM were in compliance with the relevant requirements of the laws, regulations, the Rules for Shareholders Meeting of Listed Companies and the Articles of Association; the qualifications of the attendees and the convener were valid and effective; the procedures and results for the voting were valid and effective and the resolutions passed at the AGM were valid and effective.

IV.	Distribution of final dividends

Pursuant to resolution No. 4 of the AGM set out above and as authorized at the AGM, the Board will distribute a final dividend for the year 2006 to the following persons:

(1)	holders of the Company’s domestic tradable shares (in the forms of tradable shares subject to trading moratorium and unconditional tradable shares), and

(2)	holders of the Company’s overseas-listed foreign invested shares (in the form of H shares) whose names appeared on the Company’s register of H Share members maintained in Hong Kong as of 17th May, 2007.

Details of distribution of dividends are as follows:

(a)	A final dividend of RMB0.200 per share (including tax) shall be distributed to the shareholders entitled to such dividends.

(b)	Pursuant to Articles 246 and 247 of the Company’s Articles of Association, dividends payable to the Company’s shareholders shall be declared in RMB. Dividends payable to holders of the Company’s domestic tradable shares shall be paid in RMB while dividends payable to holders of the Company’s H shares shall be paid in Hong Kong dollars. In the case of dividends payable to holders of the Company’s H shares, the following formula shall apply:

Conversion formula for dividends per share (RMB to Hong Kong dollar)	=	Dividends per share in RMB
Average of the closing exchange rates for RMB to Hong Kong dollar as announced by Bank of China for the 5 working days prior to the announcement of payment of final dividend

For the purpose of calculating the Hong Kong dollar equivalent of the amount of dividends payable per H share, the average of the closing exchange rates for RMB to Hong Kong dollar as announced by Bank of China for the 5 working days prior to the announcement of payment of final dividend is RMB0.97874= Hong Kong dollar 1.00. Accordingly, the amount of dividends which will be payable to holders of the Company’s H shares is Hong Kong dollar 0.2043 per H share (including tax).

(c)	The Company will appoint Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the final dividend declared in respect of the Company’s H shares, which will be held on trust pending payment to the holders of such shares. Such final dividend will be paid by the Receiving Agent on or before 20th July, 2007 and will be dispatched by Hong Kong Registrars Limited to the holders of H shares of the Company who are entitled to receive the same by ordinary post at the risk of the holders of H shares.

(d)	Details regarding the distribution of dividends for holders of the Company’s domestic tradable shares will be announced separately in the PRC.

Attachment: Yanzhou Coal Mining Company Limited – Results of Votes in Relation to the Resolutions Passed at the 2006 Annual General Meeting

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, PRC, 15th June, 2007

YANZHOU COAL MINING COMPANY LIMITED

RESULTS OF VOTES IN RELATION TO THE RESOLUTIONS PASSED AT THE 2006 ANNUAL GENERAL MEETING

			For		Against		Abstain
No. Resolution		No. of shares carrying voting rights	No. of votes	Percentage (%)	No. of votes	Percentage (%)	No. of votes	Percentage (%)

1	To approve the working report of the Board for the year ended 31st December, 2006	3,593,950,734	Total: 3,593,898,134	99.9985%	Total: 52,600	0.0015%	Total: 0	0.0000%
			Tradable shares subject to trading moratorium: 2,600,000,000	72.3438%	Tradable shares subject to trading moratorium: 0	0.0000%	Tradable shares subject to trading moratorium: 0	0.0000%
			Unconditional tradable shares: 151,235	0.0042%	Unconditional tradable shares: 0	0.0000%	Unconditional tradable shares: 0	0.0000%
			H shares: 993,746,899	27.6505%	H shares: 52,600	0.0015%	H shares: -	-

2	To approve the working report of the supervisory committee of the Company for the year ended 31st December 2006	3,593,950,734	Total: 3,593,900,084	99.9986%	Total: 50,650	0.0014%	Total: 0	0.0000%
			Tradable shares subject to trading moratorium: 2,600,000,000	72.3438%	Tradable shares subject to trading moratorium: 0	0.0000%	Tradable shares subject to trading moratorium: 0	0.0000%
			Unconditional tradable shares: 151,235	0.0042%	Unconditional tradable shares: 0	0.0000%	Unconditional tradable shares: 0	0.0000%
			H shares: 993,748,849	27.6506%	H shares: 50,650	0.0014%	H shares: -	-

3	To approve the audited financial statements of the Company as at and for the year ended 31st December 2006	3,608,549,084	Total: 3,608,498,434	99.9986%	Total: 50,650	0.0014%	Total: 0	0.0000%
			Tradable shares subject to trading moratorium: 2,600,000,000	72.0511%	Tradable shares subject to trading moratorium: 0	0.0000%	Tradable shares subject to trading moratorium: 0	0.0000%
			Unconditional tradable shares: 151,235	0.0042%	Unconditional tradable shares: 0	0.0000%	Unconditional tradable shares: 0	0.0000%
			H shares: 1,008,347,199	27.9433%	H shares: 50,650	0.0014%	H shares: -	-

4	To approve the 2006 proposed profit distribution plan of the Company	3,634,272,234	Total: 3,634,203,484	99.9981%	Total: 68,750	0.0019%	Total: 0	0.0000%
			Tradable shares subject to trading moratorium: 2,600,000,000	71.5411%	Tradable shares subject to trading moratorium: 0	0.0000%	Tradable shares subject to trading moratorium: 0	0.0000%
			Unconditional tradable shares: 151,235	0.0042%	Unconditional tradable shares: 0	0.0000%	Unconditional tradable shares: 0	0.0000%
			H shares: 1,034,052,249	28.4528%	H shares: 68,750	0.0019%	H shares: -	-

5	To determine the remuneration of the directors and supervisors for the year ending 31st December, 2007	3,633,975,784	Total: 3,619,121,984	99.5913%	Total: 14,853,800	0.4087%	Total: 0	0.0000%
			Tradable shares subject to trading moratorium: 2,600,000,000	71.5470%	Tradable shares subject to trading moratorium: 0	0.0000%	Tradable shares subject to trading moratorium: 0	0.0000%
			Unconditional tradable shares: 151,235	0.0042%	Unconditional tradable shares: 0	0.0000%	Unconditional tradable shares: 0	0.0000%
			H shares: 1,018,970,749	28.0401%	H shares: 14,853,800	0.4087%	H shares: -	-

6	To approve the reappointment of the Company’s international and domestic auditors and their remuneration arrangement	3,634,281,484	Total: 3,634,205,784	99.9979%	Total: 75,700	0.0021%	Total: 0	0.0000%
			Tradable shares subject to trading moratorium: 2,600,000,000	71.5410%	Tradable shares subject to trading moratorium: 0	0.0000%	Tradable shares subject to trading moratorium: 0	0.0000%
			Unconditional tradable shares: 151,235	0.0041%	Unconditional tradable shares: 0	0.0000%	Unconditional tradable shares: 0	0.0000%
			H shares: 1,034,054,549	28.4528%	H shares: 75,700	0.0021%	H shares: -	-

7	To approve the resolution on amendments to the Company’s business scope and the Articles of Association	3,633,884,439	Total: 3,633,716,739	99.9954%	Total: 167,700	0.0046%	Total: 0	0.0000%
			Tradable shares subject to trading moratorium: 2,600,000,000	71.5488%	Tradable shares subject to trading moratorium: 0	0.0000%	Tradable shares subject to trading moratorium: 0	0.0000%
			Unconditional tradable shares: 151,235	0.0042%	Unconditional tradable shares: 0	0.0000%	Unconditional tradable shares: 0	0.0000%
			H shares: 1,033,565,504	28.4424%	H shares: 167,700	0.0046%	H shares: -	-

8	To grant the Board a power to determine whether to issue additional H shares in the share capital of the Company in accordance to the market condition and the need of the Company

	(a) To grant the Board a power to determine whether to issue additional H shares	3,603,182,739	Total: 2,804,175,078	77.8249%	Total: 799,007,661	22.1751%	Total: 0	0.0000%
			Tradable shares subject to trading moratorium: 2,600,000,000	72.1584%	Tradable shares subject to trading moratorium: 0	0.0000%	Tradable shares subject to trading moratorium: 0	0.0000%
			Unconditional tradable shares: 151,235	0.0042%	Unconditional tradable shares: 0	0.0000%	Unconditional tradable shares: 0	0.0000%
			H shares: 204,023,843	5.6623%	H shares: 799,007,661	22.1751%	H shares: -	-

	(b) Relevant Period	3,588,579,439	Total: 2,797,195,778	77.9472%	Total: 791,383,661	22.0528%	Total: 0	0.0000%
			Tradable shares subject to trading moratorium: 2,600,000,000	72.4521%	Tradable shares subject to trading moratorium: 0	0.0000%	Tradable shares subject to trading moratorium: 0	0.0000%
			Unconditional tradable shares: 151,235	0.0042%	Unconditional tradable shares: 0	0.0000%	Unconditional tradable shares: 0	0.0000%
			H shares: 197,044,543	5.4909%	H shares: 791,383,661	22.0528%	H shares: -	-

	(c) If additional H shares are issued, to grant the Board a power to amend the Articles of Association accordingly	3,603,182,739	Total: 2,804,175,078	77.8249%	Total: 799,007,661	22.1751%	Total: 0	0.0000%
			Tradable shares subject to trading moratorium: 2,600,000,000	72.1584%	Tradable shares subject to trading moratorium: 0	0.0000%	Tradable shares subject to trading moratorium: 0	0.0000%
			Unconditional tradable shares: 151,235	0.0042%	Unconditional tradable shares: 0	0.0000%	Unconditional tradable shares: 0	0.0000%
			H shares: 204,023,843	5.6623%	H shares: 799,007,661	22.1751%	H shares: -	-

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310